

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Huiping Yan
Chief Financial Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People's Republic of China

> **Re: ZTO Express (Cayman) Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 20, 2023**
> **File No. 001-37922**

Dear Huiping Yan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Energy & Transportation